UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

14574X1041
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 2014
New York, New York 10003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,407,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,407,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Matthew Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
283,234

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
283,234

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,690,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alexander Sloane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,284

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
152,284

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,560,039

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the information set forth in the statement on Schedule 13D originally filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen (the foregoing filers, collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Original Schedule 13D”), as subsequently amended on September 3, 2019 ( “Amendment No. 1”), as subsequently amended on August 18, 2023 ( “Amendment No. 2”), as subsequently amended on September 15, 2023 (together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”). Information set forth in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 4 (as so amended and supplemented, this “Statement”), shall be deemed to be a response to all other items hereof to which such information is relevant. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. For purposes of calculating the percentages set forth therein and in this Item, the number of shares of Common Stock outstanding is assumed to be 54,496,225 as of November 3, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2023, filed with the SEC on November 9, 2023.

As of the date of filing of this Statement, CFH is the beneficial and record owner of an aggregate of 14,407,755 shares of Common Stock (which represents approximately 26.4% of all shares of Common Stock outstanding).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH. Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 14,407,755 shares of Common Stock owned directly by CFH. Additionally, as of the date of filing of this Statement, Mr. Perelman is the beneficial and record owner of 283,234 shares of Common Stock (which represents approximately 0.5% of all shares of Common Stock outstanding) and Mr. Sloane is the beneficial and record owner of 152,284 shares of Common Stock (which represents approximately 0.3% of all shares of Common Stock outstanding).

All of the Reporting Persons may be deemed to have shared power to vote, and, subject to the restrictions on transfer set forth in the Registration Rights and Stockholders’ Agreement, shared power to dispose of, all of the shares of Common Stock owned directly by CFH. Each of Mr. Perelman and Mr. Sloane has sole power to vote and sole power to dispose of the shares of Common Stock owned beneficially and of record by him.

(c) Except as described elsewhere in this Statement or in any other filing with the SEC, no Reporting Person has effected any transaction in the Common Stock during the 60 days prior to the filing of this Statement.

(d) In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 14,407,755 shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below at the end of the existing statements in Item 6 of the Schedule 13D:

On November 13, 2023, CFH, the Issuer and Jefferies LLC, as sales agent and/or principal (in such capacity, the “Agent”) and forward purchaser, entered into an open market sale agreement (the “Open Market Sale Agreement”), pursuant to which CFH intends to sell shares of Common Stock from time to time. Pursuant to the terms of the Open Market Sale Agreement, CFH may (i) sell from time to time, to or through the Agent, shares of Common Stock on the terms set forth in the Open Market Sale Agreement and/or (ii) enter into Forwards with Jefferies LLC (in its capacity as a party to such Forwards, the “Jefferies Forward Purchaser”) on the terms set forth in the master forward confirmation, dated November 13, 2023, by and between CFH and the Jefferies Forward Purchaser (the “Third Master Forward Confirmation”). In connection with such Forwards the Jefferies Forward Purchaser may borrow and sell shares of Common Stock (“Forward Hedge Shares”) on the terms set forth in the Open Market Sale Agreement and the Third Master Forward Confirmation. The maximum number of shares of Common Stock that CFH may sell in the aggregate, including through Forwards, pursuant to the Open Market Sale Agreement is 14,407,755 shares. The amount and timing of any sales, if any, will be determined based on market conditions, share price and other factors. CFH has agreed to pay the Agent a commission of three percent (3.0%) of the gross proceeds of shares of Common Stock sold pursuant to the Open Market Sale Agreement, including through Forwards.

Under the terms of the Open Market Sale Agreement, shares of Common Stock may be offered and sold, including through Forwards, (i) in privately negotiated transactions, (ii) as block transactions, or (iii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. CFH may exercise its right to request the entry into a Forward by delivering to the Jefferies Forward Purchaser (with a copy to the Issuer) a notice in the form of a supplemental confirmation to the Third Master Forward Confirmation (the “Notice”) that sets forth the proposed terms of the Forward, including but not limited to the maximum number of shares of Common Stock to be covered by the Forward (the “Forward Share Number”) and the anticipated hedging period of the Forward (the “Forward Hedge Selling Period”). On or prior to the effective date for each such Forward, CFH shall pledge to the Jefferies Forward Purchaser shares of Common Stock (the “Pledged Shares”) equal to the Forward Share Number, which shares the Jefferies Forward Purchaser has the right to rehypothecate. Upon the Jefferies Forward Purchaser’s acceptance of the Notice, the Jefferies Forward Purchaser agrees to use reasonable efforts to borrow shares of Common Stock (which may include the Pledged Shares) up to the Forward Share Number and use commercially reasonable efforts to sell Forward Hedge Shares during the Forward Hedge Selling Period in accordance with the terms of the Forward. Upon completion of the Forward Hedge Selling Period with respect to a Forward, the Jefferies Forward Purchaser will send CFH a pricing supplement confirming the terms of such Forward, and the number of shares of Common Stock sold in connection with the such Forward will be released from the pledge in respect of the Pledged Shares (and, if borrowed by the Jefferies Forward Purchaser, returned to CFH) and delivered by CFH to the Jefferies Forward Purchaser in exchange for a cash payment based on a price per share of Common Stock equal to the product of (i) 100% minus the commission to be paid to the Jefferies Forward Purchaser and (ii) a price per share of Common Stock equal to a weighted-average of the daily volume-weighted average prices during the term of the Forward, such weighting with respect to each trading day during the term of the Forward to be based on the number of shares of Common Stock for such trading day. The settlement date for each Forward will be one settlement cycle following the final day of the Forward Hedge Selling Period, or such earlier date (i) elected by CFH or (ii) on which the Issuer’s open trading window closes.

Concurrently with the execution of the Open Market Sale Agreement, CFH and the Jefferies Forward Purchaser executed a first supplemental confirmation, dated November 13, 2023, supplementing the Third Master Forward Confirmation and covering Forwards for up to 11,122,133 shares of Common Stock. The Notice constituted by such supplemental confirmation was accepted by the Jefferies Forward Purchaser.

The foregoing summary of the Open Market Sale Agreement and transactions thereunder does not purport to be complete and is subject to, and qualified in its entirety by, the Open Market Sale Agreement, a copy of which is filed as an exhibit to this Amendment No. 4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
99.14
Open Market Sale Agreement, dated as of November 13, 2023, by and among Carrols Restaurant Group, Inc., Cambridge Franchise Holdings, LLC and Jefferies LLC (incorporated by reference to Exhibit 10.1 to Carrol Restaurant Group, Inc.’s Current Report on Form 8-K filed on November 13, 2023 with the SEC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2023

CAMBRIDGE FRANCHISE HOLDINGS, LLC

	By:	/s/ Matthew Perelman
	Name:	Matthew Perelman
	Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2023

CAMBRIDGE FRANCHISE PARTNERS, LLC

	By:	/s/ Matthew Perelman
	Name:	Matthew Perelman
	Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2023

MATTHEW PERELMAN

/s/ Matthew Perelman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2023

ALEXANDER SLOANE

/s/ Alexander Sloane